Exhibit 99.1

Janus Living Reports First Quarter 2026 Results

DENVER, May 5, 2026 - Janus Living, Inc. (NYSE: JAN), a pure-play senior housing real estate investment trust (REIT), announced results for the quarter ended March 31, 2026.

FIRST QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS
(all percentage changes compare first quarter 2026 to first quarter 2025 unless otherwise noted)

– Post-IPO net loss of $(0.05) per share and quarterly net income of $0.13 per share

– Consolidated revenues of $200 million increased 35% and Adjusted EBITDAre of $65 million increased 42%

– FFO as Adjusted of $0.23 per share increased 35%

– Same-store adjusted NOI increased 13.8% and margin expanded 150 basis points ("bps")

  • Same-store revenues increased 7.6% driven by 230 bps of average occupancy growth and 4.7% revenue per occupied room ("RevPOR") growth

  • First quarter record non-refundable entrance fee sales of $35 million increased 22%

– Acquired our joint venture partner's 46.5% interest in a 19-community senior housing portfolio for $314 million

– Acquired an additional six senior housing communities for approximately $400 million

– Completed an initial public offering ("IPO") generating approximately $880 million in net proceeds to pursue acquisition and investment opportunities

– Under contract for approximately $400 million of incremental senior housing acquisitions

– Closed on a new $500 million unsecured revolving credit facility and a $100 million unsecured delayed-draw term loan facility both of which are currently undrawn

– As of March 31, 2026, the Company had $949 million of unrestricted cash and no outstanding debt

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2026		Three Months Ended March 31, 2025	
	Amount	Per Share	Amount	Per Share
Diluted Net income (loss) applicable to common shares - post-IPO	$ (12,023)	$ (0.05)	$ —	$ —
Diluted Net income (loss) applicable to common shares	27,859	0.13	(2,110)	(0.02)
Diluted Nareit FFO	33,602	0.15	35,415	0.16
Diluted FFO as Adjusted	49,885	0.23	36,809	0.17

Nareit FFO, FFO as Adjusted, and Same-Store Adjusted NOI, are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "March 31, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at https://ir.janusreit.com/financials/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

INITIAL PUBLIC OFFERING

In March 2026, Janus Living completed its IPO and began trading on the New York Stock Exchange under the ticker symbol "JAN." The net proceeds from the IPO were approximately $880 million, after deducting the underwriting discount and expenses payable by Janus Living.

Janus Living expects to use the net proceeds received from the offering to pursue acquisition and investment opportunities that meet its investment criteria and for general corporate purposes.

Healthpeak Properties, Inc. externally manages Janus Living and owns approximately 214.7 million shares of common stock and operating partnership common units in Janus Living, representing an 81.6% equity ownership as of the IPO.

SENIOR HOUSING ACQUISITIONS AND PIPELINE

During the first quarter 2026 prior to the completion of the IPO, a total of approximately $714 million of senior housing acquisitions were completed across 25 communities. These communities were contributed to Janus Living as part of the formation transactions.

The acquisitions represent 4,183 units on a combined basis and will be operated by leading operators well known to Janus Living under management contracts with strong alignment. Janus Living is targeting 8% to 9% cash NOI yields upon stabilization across these investments.

Janus Living has a $400 million pipeline of senior housing acquisitions under contract anticipated to close during the second quarter 2026. Janus Living is targeting 7.5% to 8.5% cash NOI yields upon stabilization across these investments.

JOINT VENTURE BUYOUT

In January 2026, Healthpeak acquired its joint venture ("JV") partner's 46.5% interest in a portfolio of 19 senior housing communities for approximately $314 million. The portfolio is concentrated in high-growth markets, including Houston and Denver, and comprises 3,355 units, with independent living units representing approximately 73% of the total units. Occupancy in the portfolio was 80.0% as of March 2026.

18 of the 19 communities were transitioned to Pegasus Senior Living and Ciel Senior Living, while one community is under evaluation for transition, disposition, or reinvestment. Janus Living believes these operator transitions will position the properties to capture embedded occupancy and NOI growth from improved operational performance.

$119 MILLION ORLANDO ACQUISITIONS

In March 2026, Healthpeak acquired a three-community senior housing portfolio comprised of 353 units in the Orlando MSA for approximately $119 million.

$240 MILLION ATLANTA ACQUISITIONS

In March 2026, Healthpeak acquired a two-community senior housing portfolio comprised of 354 units in the Atlanta MSA for approximately $240 million.

$41 MILLION SEATTLE ACQUISITION

In March 2026, Healthpeak acquired a senior housing community comprised of 121 units in the Seattle MSA for approximately $41 million.

$400 MILLION ACQUISITION PIPELINE

Janus Living is under contract across four transactions and four different operating partners for 11 communities comprised of 1,416 units for approximately $400 million.

BALANCE SHEET

As previously disclosed, in January 2026, Healthpeak repaid $103 million of senior housing secured mortgage debt. Following the repayment, Janus Living's portfolio is unencumbered.

As previously disclosed, in March 2026, Janus Living closed on a new $500 million unsecured revolving credit facility (the "Revolving Facility") and a $100 million unsecured delayed-draw term loan facility (the "Term Loan", and together with the Revolving Facility, the "Credit Facility"). The Revolving Facility provides for borrowing up to $500 million and matures in March 2030, with two six-month extension options. The $100 million Term Loan includes a delayed-draw feature and matures in March 2031.

Borrowings under the Revolving Facility and Term Loan bear interest at SOFR plus 105 and 110 basis points, respectively, based on Janus Living's current leverage-based pricing grid. The Credit Facility was undrawn as of March 31, 2026.

DIVIDEND

Janus Living expects to make a pro rata distribution with respect to the period commencing from the completion of our IPO on March 20, 2026 and ending on June 30, 2026, based on a distribution rate of $0.1425 per share for a full quarter. On an annualized basis, this equates to $0.57 per share. Janus Living expects to make monthly distributions starting in the third quarter 2026. Future dividends are at the discretion of Janus Living's Board of Directors.

2026 GUIDANCE

For the full year 2026, we have established the following guidance ranges:

- Diluted earnings per common share from $0.23 – $0.27
- Diluted Nareit FFO per share of $0.84 – $0.88
- Diluted FFO as Adjusted per share of $0.93 – $0.97
- Same-Store Adjusted NOI growth of 11% – 15%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 9 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.janusreit.com.

CONFERENCE CALL INFORMATION

Janus Living has scheduled a conference call and webcast for Wednesday, May 6, 2026, at 12:00 p.m. Eastern Time.

The conference call can be accessed in the following ways:

- Janus Living's website: https://ir.janusreit.com/events-and-presentations
- Webcast: https://events.q4inc.com/attendee/263858499. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 263858499.

A webcast replay will be available on Janus Living's website through May 5, 2027.

ABOUT JANUS LIVING

Janus Living, Inc. is a pure-play senior housing real estate investment trust (REIT) that owns high-quality communities across the United States that support residents with thoughtfully designed, highly amenitized environments.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, rental activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of dividends; and (iii) the information presented under the heading " 2026 Guidance." Pending acquisitions, dispositions, joint venture transactions, rental activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all.

Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents' willingness or ability to move into our communities; entrance fee refund obligations and related actuarial assumptions; our dependence on the performance of our operators; our dependence on a limited number of operators; factors adversely affecting our operators' ability to meet their financial and other contractual obligations to us; our ability to identify and secure new or replacement operators; the transition of management of certain of the properties in our senior housing portfolio to new operators; delays by seniors in moving to senior housing communities; our concentration of real estate investments in the senior housing sector, which makes us more vulnerable to an economic downturn or slowdown in that specific sector than if we invested across multiple sectors; the illiquidity of our real estate investments; operational risks associated with our communities, all of which are owned and operated under REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA") structures; the failure of our operators to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; changes to regulatory, funding, staffing, trade, and other policies and actions; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; required regulatory approvals to transfer our senior housing properties; compliance with the American with Disabilities Act and fire, safety, and other regulations; economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses; our property development and redevelopment, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; competition for suitable properties to grow our initial portfolio; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in investments or transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread; potential government and financial audits, enforcement actions and recovery activity as a result of our predecessor's receipt of Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund funds; net losses in future periods; our and our external manager's reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our external manager, our operators, our vendors, and our investors; our ability to implement and maintain an effective system of internal control over financial reporting; our ability to implement and maintain effective disclosure controls and procedures; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our business and ability to refinance existing debt, sell properties, and conduct investment activities; the availability of external capital on favorable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; our ability to maintain our qualification as a REIT; Healthpeak's failure to qualify as a real estate investment trust ("REIT") during certain periods prior to our initial public offering; our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws; increased taxable gains due to acquisitions of property in tax-deferred transactions; potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak; calculating non-REIT tax earnings and profits; provisions in

Maryland law and our charter and bylaws that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control; conflicts of interest between the interests of our stockholders and the interests of holders of common units; provisions in the operating agreement of our operating company or other agreements that may delay or prevent unsolicited acquisitions of us and certain other transactions; our dependence on our external manager and its personnel and our ability to find a suitable replacement for our external manager if the management agreement is terminated or if personnel of our external manager leave the employment of our external manager; conflicts of interest with our external manager and its affiliates, including Healthpeak Properties, Inc.; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Jonathan Hughes, CFA

Senior Vice President – Finance and Investor Relations

720-428-5050

Janus Living, Inc.

Combined and Consolidated Balance Sheets
In thousands, except share and per share data

	March 31, 2026	December 31, 2025
ASSETS		
Real estate:		
Buildings and improvements	$ 2,638,325	$ 1,940,808
Construction in progress	45,607	41,678
Land and improvements	370,231	176,475
Accumulated depreciation	(532,738)	(505,297)
Net real estate	2,521,425	1,653,664
Investment in unconsolidated joint venture	—	312,709
Accounts receivable, net of allowance of $3,480 and $2,018	24,407	19,431
Cash and cash equivalents	948,822	19,652
Restricted cash	88,971	64,609
Intangible assets	191,659	26,670
Deferred tax assets	114,556	107,074
Goodwill	3,849	3,849
Other assets	130,056	134,557
Total assets	$ 4,023,745	$ 2,342,215
LIABILITIES AND EQUITY		
Mortgage debt	$ —	$ 102,688
Accounts payable, accrued liabilities, and other liabilities	297,802	284,210
Deferred revenue	680,055	673,007
Total liabilities	977,857	1,059,905
Parent's net investment	—	1,282,310
Class A-1 common stock, $0.01 par value: 1,500,000,000 and no shares authorized; 187,222,996 and no shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	1,872	—
Class A-2 common stock, $0.01 par value: 100,000,000 and no shares authorized; 75,917,780 and no shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	759	—
Additional paid-in capital	2,170,729	—
Cumulative dividends in excess of earnings	(8,556)	—
Total stockholders' equity	2,164,804	1,282,310
Common units of Janus OP, LLC, held by Healthpeak Properties, Inc.	878,329	—
Other noncontrolling interests	2,755	—
Total noncontrolling interests	881,084	—
Total equity	3,045,888	1,282,310
Total liabilities and equity	$ 4,023,745	$ 2,342,215

Janus Living, Inc.

Combined and Consolidated Statements of Operations
In thousands, except per share data

		Three Months Ended March 31,		
		2026		2025
		(unaudited)		
Revenues:				
Resident fees and services	$	200,345	$	148,927
Total revenues		200,345		148,927
Costs and expenses:				
Operating		144,598		110,638
Depreciation and amortization		51,398		32,799
General and administrative		2,958		3,132
General and administrative - related party management fee		328		—
Interest expense		351		948
Transaction costs		18,510		—
Total costs and expenses		218,143		147,517
Other income (expense):				
Gain (loss) upon change of control, net		46,270		—
Gain (loss) on debt extinguishments		(403)		—
Other income (expense), net		816		(2,380)
Total other income (expense), net		46,683		(2,380)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture		28,885		(970)
Income tax benefit (expense)		(1,122)		(2,591)
Equity income (loss) from unconsolidated joint venture		111		1,451
Net income (loss)		27,874		(2,110)
Noncontrolling interests' share in earnings		3,458		—
Net (income) loss - pre-IPO		(39,888)		—
Net income (loss) applicable to common shares - post-IPO	$	(8,556)	$	—
Earnings per common share (post-IPO):				
Basic	$	(0.05)	$	—
Diluted	$	(0.05)	$	—
Weighted average shares outstanding:				
Basic		187,223		—
Diluted		263,141		—

Janus Living, Inc.

Funds From Operations

In thousands, except per share data

		Three Months Ended March 31,		
		2026		2025
Net income (loss)	$	27,874	$	(2,110)
Real estate related depreciation and amortization		51,398		32,799
Janus Living's share of real estate related depreciation and amortization from unconsolidated joint venture		602		4,726
Loss (gain) upon change of control, net[1]		(46,270)		—
Nareit FFO		33,604		35,415
Participating securities share in Nareit FFO		(2)		—
Diluted Nareit FFO	$	33,602	$	35,415
Diluted Nareit FFO per common share	$	0.15	$	0.16
Weighted average shares outstanding - Diluted Nareit FFO[2]		219,575		214,734
Impact of adjustments to Nareit FFO:				
Transaction and restructuring-related costs[3]	$	17,874	$	—
Loss (gain) on debt extinguishments		302		—
Casualty-related charges (recoveries), net[4]		—		1,394
Recognition (reversal) of valuation allowance on deferred tax assets[5]		(1,890)		—
Total adjustments		16,286		1,394
FFO as Adjusted		49,890		36,809
Participating securities share in FFO as Adjusted		(5)		—
Diluted FFO as Adjusted	$	49,885	$	36,809
Diluted FFO as Adjusted per common share	$	0.23	$	0.17
Weighted average shares outstanding - Diluted FFO as Adjusted[2]		219,575		214,734
Other operating data:				
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization		7,756		4,696
Deferred income taxes		3,122		2,659
Stock-based compensation amortization expense		34		—
AFFO capital expenditures		(3,398)		(286)
Amortization of deferred financing costs and debt discounts (premiums)		(53)		(181)
Other items[6]		(7)		(971)

---

(1) The three months ended March 31, 2026 includes a gain upon change of control related to the acquisition of the joint venture partner's 46.5% interest in the JV which held 19 senior housing properties. The gain upon change of control is included in other income (expense), net in the Combined and Consolidated Statements of Operations.

(2) For all periods presented, represents the weighted-average shares outstanding from the close date of our initial public offering through March 31, 2026.

(3) The three months ended March 31, 2026 includes transaction costs comprised of legal, advisory, and other professional fees, transfer taxes, formation and organization costs, and expense related to one-time fully vested equity awards associated with our initial public offering.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint venture in the Combined and Consolidated Statements of Operations.

(5) The three months ended March 31, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with our initial public offering.

(6) The three months ended March 31, 2025 includes our proportionate share of AFFO capital expenditures from the JV.